SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 14, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated May 13, 2008

Corporate Express NV For more information:
Media Relations:
PRESS RELEASE	+31 (0)20 651 10 19

Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS DECLINES STAPLES’ ANNOUNCED OFFER PRICE

Amsterdam, the Netherlands, 13 May 2008 - Corporate Express NV, one of the world’s leading suppliers of office products, announced today the outcome of its Supervisory and Executive Boards’ considerations of Staples’ revised offer of € 8.00 per ordinary share. For several reasons the boards believe that the revised offer still significantly undervalues Corporate Express and fails to reflect the company’s prospects.

The Company has written the following letter to Ron Sargent, Staples chairman and CEO:

“Dear Ron,

Following our conversation on Friday 9 May, the Supervisory Board and the Executive Board of Corporate Express N.V. met on Monday May 12 and Tuesday May 13 to discuss among other things the offer Staples Inc. intends to make for the company, including its intention to increase its offer price from EUR 7.25 per ordinary share to EUR 8 per ordinary share.

As we have indicated to you, the Supervisory Board and the Executive Board cannot support a potential offer of Staples at this price level. The intended offer of Staples at EUR 8 per ordinary share, still significantly undervalues the business of Corporate Express. At this price level the offer completely ignores the ongoing operating value of the company. Furthermore, it ignores our strategic plan which provides a robust position to outperform our markets. The positive results as published last week, already show evidence of the successful execution of our strategy. Finally, the offer denies our shareholders any share in the synergies that a combination with Staples would yield. These synergies would be significant. At the price level currently indicated by Staples consequently, all synergies would be for the benefit of the Staples shareholders and none for the benefit of our shareholders.

We have endeavored to engage in discussions with you with respect to the apparent disparity in our approaches to the valuation of Corporate Express. We can only conclude that these endeavors have not been successful to date.

Under these circumstances, and after careful consideration, the Supervisory Board and the Executive Board cannot, in performing their duties in the best interests of the company and its shareholders and other stakeholders, recommend the intended offer of Staples to our shareholders. However, we are happy to discuss our views and your views in more detail, as stated at earlier occasions and in our press release of today.

Yours sincerely,

Frank Meysman	Peter Ventress
Chairman Supervisory Board	Chief Executive Officer”

Note to editors

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion. On October 1, 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010. The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

Financial calendar

Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008
Publication fourth quarter results 2008:	Tuesday 10 February 2009

For more information Corporate Express

Analysts / investors: Carl Hoyer	Telephone:+31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Anneloes Geldermans	Telephone:+31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  May 14, 2008